UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                              AMENDED SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 14)

CACI INTERNATIONAL, INC.
(Name of Issuer)

CLASS A COMMON STOCK
(Title of Class of Securities)

127190304
(CUSIP Number)

                                               David L. Hefflinger
Alan S. Parsow                                 McGrath, North, Mullin
General Partner                                  & Kratz, P.C.
P. O. Box 0449                                 1400 One Central Park Plaza
Elkhorn, NE 68022                              Omaha, NE 68102
(402) 289-3217             with a copy to      (402) 341-3070

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

August 31, 1996
(Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. ee Rule 13d-1(a)for other parties to whom copies are to be sent.

The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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CUSIP NO. 127190304                    13D                    Page 2 of 6 Pages

1.       Name of Reporting Person
         SS or IRS Identification Number of Above Person

                  Parsow Partnership, Ltd., a Limited Partnership / 47-0541937

2.       Check the Appropriate Box if a Member of a Group

                  /X/      (a)                                /_/      (b)

3.       SEC Use Only

4.       Source of Funds

                  WC

5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)

               /__/

6.       Citizenship or Place of Organization

                  Nebraska

                                                     7. Sole Voting Power

                                                              802,200 Shares
         Number of
         Shares                                      8. Shared Voting Power
         Beneficially
         Owned by                                             0
         Reporting
         Person
         With                                        9. Sole Dispositive Power

                                                              802,200 Shares

                          10. Shared Dispositive Power

                                                              0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                  802,200 Shares

12.      Check Box if Aggregate Amount in Row 11 Excludes Certain Shares

               /__/

13.      Percent of Class Represented by Amount in Row 11

         Approximately 7.89% of voting securities

14.  Type of Reporting Person

         PN

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CUSIP NO. 127190304                  13D                   Page 3 of 6 Pages

1.       Name of Reporting Person
         SS or IRS Identification Number of Above Person

                  Elkhorn Partners Limited Partnership / 47-0721875

2.       Check the Appropriate Box if a Member of a Group

                  /X/      (a)                                /_/      (b)

3.       SEC Use Only

4.       Source of Funds

                  WC

5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)

               /__/

6.       Citizenship or Place of Organization

                  Nebraska

                                                     7. Sole Voting Power

                                                          75,000 Shares
         Number of
         Shares                                      8. Shared Voting Power
         Beneficially
         Owned by                                             0
         Reporting
         Person
         With                                        9. Sole Dispositive Power

                                                           75,000 Shares


                                                  10. Shared Dispositive Power

                                                              0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                  75,000 Shares

12.      Check Box if Aggregate Amount in Row 11 Excludes Certain Shares

              /__/

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CUSIP NO. 127190304               13D                        Page 4 of 6 Pages

13.      Percent of Class Represented by Amount in Row 11

         Approximately .74% of voting securities

14.  Type of Reporting Person

         PN


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CUSIP NO. 127190304                13D                        Page 5 of 6 Pages

Item 1.           SECURITY AND ISSUER.

     The securities to which this Amended Schedule 13D relates are shares of Class A common stock of CACI International, Inc. ("CACI"), whose principal executive offices are located at 1100 North Glebe Road, Arlington, Virginia 22201. Parsow Partnership, Ltd. and Elkhorn Partners Limited Partnership (the "Partnerships") are the entities making this filing. This filing constitutes Amendment No. 14 to the Schedule 13D of Parsow Partnership, Ltd. and Amendment No. 11 to the Schedule 13D of Elkhorn Partners Limited Partnership.

Item 2.           IDENTITY AND BACKGROUND.

     (a)-(c), (f) This Statement is being filed by the Partnerships. The sole general partner of both Partnerships is Alan S. Parsow, 2222 Skyline Drive, Elkhorn, Nebraska 68022. The business of both Partnerships consists of the buying and selling, for the account of the Partnership, of stocks, bonds and other securities, commodities, property and investments. Mr. Parsow is a United States citizen.

     (d)-(e) Neither of the Partnerships nor Mr. Parsow has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such law.

Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Partnerships have acquired CACI Class A common stock through open market purchases. The purchase price was obtained from the Partnerships' working capital and from margin account borrowings from brokers.

Item 4.           PURPOSE OF THE TRANSACTION.

     The Partnerships have acquired the CACI common shares as an investment. The Partnerships intend to review on a continuing basis their investments in the CACI Class A common stock, CACI's business affairs and financial condition, as well as conditions in the securities markets and general economic and industry conditions. The Partnerships may purchase additional CACI common shares either in the open market, in privately-negotiated transactions, or otherwise. Additionally, the Partnerships may dispose of the CACI Class A common stock they presently own or hereafter acquire either in the open market, in privately negotiated transactions, or otherwise. Mr. Parsow, the sole general partner of both Partnerships, is a member of the Board of Directors of CACI.

CUSIP NO. 127190304                 13D                      Page 6 of 6 Pages

Item 5.           INTEREST IN SECURITIES OF THE ISSUER.

     (a)(b) As of August 31, 1996, Parsow Partnership, Ltd. owns 802,200 shares of CACI Class A common stock and Elkhorn Partners Limited Partnership owns 75,000 shares of CACI Class A common stock. The CACI Form 10-Q for the quarter ended March 31, 1996 reported that there were outstanding 10,170,000 shares of CACI Class A common stock as of March 31, 1996. Based on this number, Parsow Partnership, Ltd. owns approximately 7.89% of the CACI Class A common stock and Elkhorn Partners Limited Partnership owns approximately .74% of the CACI Class A common stock.

     (c) During the past 60 days, Parsow Partnership, Ltd. sold 74,800 shares of CACI Class A common stock, in open market transactions, at prices ranging from $15.45 to $16.70.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Neither of the Partnerships nor Mr. Parsow has any contract, arrangement, understanding or relationship with any other person with respect to any securities of CACI including the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.           MATERIAL TO BE FILED AS EXHIBITS.

     Not Applicable.


                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

     DATED: August 31, 1996.


Elkhorn Partners                              Parsow Partnership, Ltd.,
  Limited Partnership                           A Limited Partnership


By: /s/ ALAN S. PARSOW                      By:   /s/ ALAN S. PARSOW
   -------------------------                   -------------------------
   Alan S. Parsow                              Alan S. Parsow
   General Partner                             General Partner
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